Flowr Announces Commitment for $50 Million Senior Secured Credit Facility
Enters into Supply Agreement with AGLC

Toronto, Ontario — June 17, 2019 — The Flowr Corporation (TSXV: FLWR; OTC: FLWPF) (“Flowr” or the “Company”) is pleased to announced that the Corporation has received a loan commitment from a syndicate of lenders led by ATB Financial (“ATB”) in its capacity as lead arranger and administrative agent for up to $50,000,000 of committed senior secured credit facilities (the “ATB Credit Facilities”). Pursuant to the ATB Credit Facilities, the Corporation will be permitted to use a recapitalization term facility and a revolving operating credit facility for general working capital purposes and a development facility for the development of its Kelowna 1 Facility, Kelowna 2 Facility and Flowr Forest. The ATB Credit Facilities will have a maturity day of three (3) years. Under the terms of the ATB Credit Facilities, the Corporation will be subject to certain financial, positive and negative covenants. In addition, the ATB Credit Facilities provide for an accordion of up to $50,000,000. The applicable margins for the ATB Credit Facilities is based on certain performance-pricing grids, ranging from 250 bps to 325 bps for bank acceptances and letters of credit, 125 bps to 200 bps for prime loans, and certain standby fees.

Expanding Distribution into Alberta

The Company is also pleased to announce it has entered into a supply agreement with Alberta Gaming, Liquor & Cannabis (“AGLC”).

Under the terms of the agreement, there is no limit on the number of strains that Flowr will be supplying to AGLC and the Company can also list seeds. Flowr values Albertans and will strive to be a dependable source of premium quality cannabis in the region.

“As a proud Albertan and an active member in our community through the years, I am really excited Flowr is expanding distribution into the province as part of our efforts to provide as many recreational users in Canada as possible with access to Flowr® branded products. Consumers differentiate according to quality, based on terpene profile and overall experience, and we see a tremendous opportunity for Albertans to experience the difference that our cultivation expertise delivers,” said Dr. Lyle Oberg, Flowr’s Chief Policy and Medical Officer. “Flowr shares many of the same values as Albertans and we are proud to be able to make our cannabis available to all Albertans from Fort Chip to Sweet Grass and every place in between.”

Alberta is one of the largest cannabis markets in Canada, and with this agreement, Flowr’s product will now be available in six provinces. The Company previously announced supply agreements and/or arrangements with provincial authorities in British Columbia, Manitoba, Nova Scotia and Ontario, sales through a private dispensary in Saskatchewan, and a medical cannabis supply agreement with Shoppers Drug Mart.

(All amounts in Canadian dollars unless otherwise indicated.)

About The Flowr Corporation

Flowr, through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large- scale, GMP-designed cultivation facilities utilizing its own growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

On behalf of The Flowr Corporation:
Vinay Tolia
CEO and Director

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but is not limited to: statements relating to the ATB Credit Facilities, including the size, terms and use of proceeds thereof, the ability to meet demand for cannabis in various provinces, including in Alberta, Flowr fulfilling all purchase orders and the timing thereof, Flowr being positioned to meet current and/or future demand, including in Alberta, the date Flowr’s products are expected to be made available and listed in Alberta, Flowr meeting its commitments to the provinces and other partners, Flowr’s ability to bring premium, quality products to the market, including in Alberta, Flowr providing customers in Alberta with a premium, non-irradiated product, the products being manufactured in Alberta not having to be irradiated, Flowr’s facilities being constructed to achieve GMP designation, Flowr striving to be a dependable source of premium quality cannabis in Alberta, Flowr providing as many consumers as possible with access to Flowr branded products, Flowr’s understanding and views regarding consumer preferences and differentiation, opportunities Flowr sees for consumers to experience the difference Flowr’s cultivation expertise delivers, Flowr having differentiated cultivation expertise, the Company seeking to deliver a premium cannabis experience for its customers, Flowr’s facilities being designed in a way that should enable it to provide customers with both high quality products and consistent benefits, Flowr’s cultivation team employing exacting protocols throughout the growing, harvesting and curing process that seek to deliver a premium experience for customers, Flowr’s investment in research and development along with its sense of craftmanship and spirit of innovation enabling it to provide premium quality cannabis that appeals to recreational market and addresses specific patient needs, and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the ATB Credit Facilities not becoming available to Flowr in the amounts stated herein or at all, which could materially impact Flowr’s liquidity and ability to complete its projects, Flowr defaulting under the terms of the TAB Credit Facilities, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr’s inability to make its products available to the Province of Alberta for any reason, Flowr’s inability to provide customers with the experience they want, which could impact sales, Flowr being unable to provide Alberta customers with a premium, non-irradiated product, which could materially impact sales, Flowr’s cultivation team failing to achieve the standards or level of products described herein, including with respect to quality and consistency of product offerings, Flowr’s cultivation team not employing exacting protocols throughout the growing, harvesting and curing process, which could impact the quality of the products and the experience for customers, Flowr not being able to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, Flowr’s inability to excel at cultivating premium cannabis, Flowr’s inability to construct its facilities, or in the time anticipated, which could materially adversely impact its growing capacity and sales, demand for cannabis products decreasing, including with respect to Flowr’s products, the inability of Flowr to provide what it perceives to be much-needed, high quality product to the market, the inability of Flowr to control the growing environment in its facilities, which could result in loss of produ cts or the need to irradiate products, thus impacting the supply and demand for and/or quality of the products, Flowr failing to be a dependable source of premium quality cannabis, Flowr failing to provide as many consumers as possible with access to its products, which could materially impact sales, Flowr’s customers not differentiating Flowr’s products or cultivation expertise, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to complete construction of Flowr’s cultivation facility or any delay in the construction thereof, the inability to supply the products described herein or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, including to AGLC supply agreement, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

CONTACT INFORMATION:

MEDIA:
Sean Griffin
Vice President, Communications & Public
Relations (877) 356-9726 ext. 1526
sean.griffin@flowr.ca

INVESTORS:
Thierry Elmaleh
Head of Capital
Markets (877) 356-
9726 ext. 1528
thierry@flowr.ca